UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 6)

Odimo Incorporated

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

67606R107

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

     Check the appropriate  box to  designate  the rule  pursuant to which this Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67606R107	Page 2 of 10 Pages

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Strategic Turnaround Equity Partners, LP (Cayman) (“STEP”)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]  Joint Filer

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5.	SOLE VOTING POWER: 1,758,845

NUMBER OF SHARES	6.	SHARED VOTING POWER: 0
BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER: 1,758,845

	8.	SHARED DISPOSITIVE POWER: 0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,758,845

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

               [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

15.86%  (1)

12.  TYPE OF REPORTING PERSON*

                PN

(1)
On the basis of 11,086,575 shares of common stock reported by the company to be issued and outstanding as of November 11, 2009 in the Company’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 13, 2009.

CUSIP No. 67606R107	Page 3 of 10 Pages

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Galloway Capital Management, LLC (“GCM”)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]  Joint Filer

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. 6. 7. 8.	SOLE VOTING POWER: 1,758,845 SHARED VOTING POWER: 0 SOLE DISPOSITIVE POWER: 1,758,845 SHARED DISPOSITIVE POWER: 0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1.758,845 (1)

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

               [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

15.86%  (2)

12.  TYPE OF REPORTING PERSON*

                PN

(1)	This includes 1,758,845 shares held by STEP for which the Reporting Person has the shared power to vote and dispose.
(2)
On the basis of 11,086,575 shares of common stock reported by the company to be issued and outstanding as of November 11, 2009 in the Company’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 13, 2009.

CUSIP No. 67606R107	Page 4 of 10 Pages

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Bruce Galloway  (“Galloway”)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]  Joint Filer

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. 6. 7. 8.	SOLE VOTING POWER: 834,382 SHARED VOTING POWER: 1,758,845 SOLE DISPOSITIVE POWER: 834,382 SHARED DISPOSITIVE POWER: 1,758,845

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,593,227 (1)

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

23.4% (2)

12.  TYPE OF REPORTING PERSON*

IN

(1) Reflects 786,582 shares of Common Stock held by Mr. Galloway’s Individual Retirement Account and 47,800 held by Mr. Galloway’s children for which he has the sole power to vote and dispose.  Also includes 1,758,845 shares of Common Stock held by STEP for which Mr. Galloway has shared power to vote and dispose.  Mr. Galloway is a managing member of Galloway Capital Management, LLC,the general partner of STEP.   Mr. Galloway disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by STEP (except for (i) indirect interests therein by virtue of being a member of Galloway Capital Management LLC, and (ii) the indirect interests of Mr. Galloway by virtue of being a limited partner of STEP.

(2) On the basis of 11,086,575 shares of common stock reported by the company to be issued and outstanding as of November 11, 2009 in the Company’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 13, 2009.

CUSIP No. 67606R107	Page 5 of 10 Pages

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Gary Herman  (“Herman”)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]Joint Filer

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. 6. 7. 8.	SOLE VOTING POWER: 0 SHARED VOTING POWER: 1,758,845 SOLE DISPOSITIVE POWER: 0 SHARED DISPOSITIVE POWER: 1,758,845

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,758,845 (1)

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

15.86%  (2)

12.  TYPE OF REPORTING PERSON*

IN

(1) This includes 1,758,845 shares of Common Stock held by STEP for which the reporting person has the shared power to vote and dispose.

Mr. Herman disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by STEP (except for (i) indirect interests therein by virtue of being a member of Galloway Capital Management LLC, and (ii) the indirect interests of Mr. Herman by virtue of being a limited partner of STEP.

(2) On the basis of 11,086,575 shares of common stock reported by the company to be issued and outstanding as of November 11, 2009 in the Company’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 13, 2009.

CUSIP No. 67606R107	Page 6 of 10 Pages

Item 1(a).  Name of Issuer:

Odimo Incorporated (the “Issuer”)

Item 1(b).  Address of Issuer's Principal Executive Offices:

9858 Clint Moore Road
Boca Raton, FL 33496

Item 2(a).  Name of Persons Filing:

Strategic Turnaround Equity Partners, LP (Cayman), Galloway Capital Management, LLC, Bruce Galloway and Gary Herman (Collectively, the “Reporting Persons”)

Item 2(b).  Address of Principal Business Office, or if None, Residence:

The principal business address for STEP is c/o Stuarts Corporate Services, Ltd, P.O. Box 2510 GT, 4th floor, One Cayman Financial Centre, 36A Dr. Roy’s Drive, Georgetown, Grand Cayman, Cayman Island.  STEP is managed by Galloway Capital Management, LLC, with its principal business at 720 Fifth Avenue, 10th Floor, New York, New York 10019.  Mssrs. Galloway and Herman conduct their business at 720 Fifth Avenue, 10th Floor, New York, NY 10019

Item 2(c).  Citizenship:

STEP is a limited partnership formed under the laws of the Cayman Islands.  GCM is a limited liability company incorporated in the state of Delaware.  Mssrs. Galloway and Herman are citizens of the United States.

Item 2(d).  Title of Class of Securities:

This statement on Schedule 13G is being filed with respect to Common Stock, $0.001 par value per share (the “Common Stock”) of the Issuer.

Item 2(e).  CUSIP Number:

67606R107

Item 3.     If This Statement is Filed  Pursuant to  Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is
                a: Not Applicable.

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

CUSIP No. 67606R107	Page 7 of 10 Pages

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange Act.

     (d)  [_]  Investment  company  registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f)  [_]  An employee  benefit plan or endowment  fund in  accordance with Rule 13d-1(b)(1)(ii)(F);

     (g)  [_]  A parent  holding  company or control  person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h)  [_]  A savings  association  as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i)  [_]  A  church  plan  that  is  excluded  from  the  definition  of an investment  company  under  Section  3(c)(14)  of the  Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 67606R107	Page 8 of 10 Pages

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: The information in items 1 and 5 through 11 on the cover page on this Schedule 13G is hereby incorporated by reference.

     (b)  Percent of class:  The information in items 1 and 5 through 11 on the cover page on this Schedule 13G is hereby incorporated by reference.

     (c)  Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: The information in items 1 and 5 through 11 on each cover page of this Schedule 13G is hereby incorporated by reference.
(ii)	Shared power to vote or direct the vote: The information in items 1 and 5 through 11 on each cover page of this Schedule 13G is hereby incorporated by reference.
(iii)	Sole power to dispose or direct the disposition of: The information in items 1 and 5 through 11 on each cover page of this Schedule 13G is hereby incorporated by reference.
(iv)	Shared power to dispose or direct the disposition of: The information in items 1 and 5 through 11 on each cover page of this Schedule 13G is hereby incorporated by reference.

The purpose of this Filing is to reflect the ownership by the Reporting Persons in the shares of the Issuer.

Strategic Turnaround Equity Partners, L.P. (Cayman):  1,758,845
Bruce Galloway:  2,593,227(1)(3)
Gary Herman:  1,758,845(2)(3)
Galloway Capital Management, LLC:  1,758,845(4)

(1) Includes 786,582 shares held by Mr. Galloway’s Individual Retirement Account and 47,800 held by Mr. Galloway’s children for which he has the sole power to vote and dispose.  Also includes 1,758,845 shares held by STEP for which Mr. Galloway has shared power to vote and dispose.

(2) Includes 1,758,845 shares held by STEP for which Mr. Herman has shared power to vote and dispose.

(3) Mr. Galloway and Mr. Herman are the managing members of Galloway Capital Management, LLC, the general partner of STEP and share the power to vote and dispose the shares. As a result, Mr. Galloway and Mr. Herman may be deemed to indirectly beneficially own the shares held by STEP. Mr. Galloway and Mr. Herman disclaim beneficial ownership of the shares directly beneficially owned by STEP, except to the indirect interests by virtue of Mr. Galloway being, together with Mr. Herman, managing members of Galloway Capital Management, LLC (Cayman), the general partner of STEP.

 This includes 1,758,845 shares held by STEP for which GCM has shared power to vote and dispose.

CUSIP No. 67606R107	Page 9 of 10 Pages

CUSIP No. 67606R107                                                                                                                                          Page 9 of 10 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

Not Applicable

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

As set forth in Item 4(c), some of the shares of Common Stock covered by this Schedule 13G are owned by persons other than Galloway, none of whom, holds five percent or more of the securities reported herein.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security  Being  Reported on by the Parent  Holding  Company or Control Person.

Not Applicable

Item 8.  Identification and Classification  of Members of the Group.

Not Applicable

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certifications.

     (a)  The following certification  shall be included if the  statement is filed pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 67606R107	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2010

Strategic Turnaround Equity Partners, LP (Cayman)
By: /s/ Gary Herman
Name:  Gary Herman
Title: Managing Member of Galloway Capital Management, LLC
          the General Partner of Strategic Turnaround Equity Partners, LP (Cayman)

Galloway Capital Management, LLC
By:  /s/ Gary Herman
Name: Gary Herman
Title:  Managing Member

By: /s/ Bruce Galloway
Bruce Galloway

By: /s/ Gary Herman
Gary Herman